Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF STEREOTAXIS, INC.

A Delaware Corporation

Stereotaxis, Inc., a corporation organized and existing under the laws of the State of Delaware

(“Corporation”), hereby certifies that:

1.	The name of this Corporation is Stereotaxis, Inc.

2.	Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends

Article IV of the Certificate of Incorporation by deleting Section 1 thereof in its entirety and replacing it with the following:

     “1. Authorized Stock. The total number of shares which the Corporation is authorized to issue is 310,000,000 shares as follows: 300,000,000 shares of common stock, each having a par value of one-tenth of one cent ($0.001) (the “Common Stock”) and 10,000,000 shares of preferred stock, each having a par value of one-tenth of one cent ($0.001) (the “Preferred Stock”).

     Upon this Certificate of Amendment becoming effective pursuant to the Delaware General Corporation Law (“Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as, and shall be combined and changed into, a smaller number of shares such that each four to ten shares of issued Common Stock immediately prior to the Effective Time shall be reclassified into and become one share of Common Stock, the exact reverse split ratio within such four-to-ten range to be determined by the Board of Directors of the Corporation and publicly announced by the Corporation prior to the Effective Time. Notwithstanding the foregoing, no fractional shares shall be issued and, in lieu thereof, and upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive cash for such holder’s fractional share based upon the average of the closing prices of the Common Stock on The Nasdaq Global Market for the five trading days immediately preceding the date the reverse stock is effective. From and after the Effective Time, certificates representing Common Stock outstanding immediately prior to the Effective Time shall represent the number of whole shares of Common Stock into which the Common Stock shall have been reclassified pursuant to the foregoing provisions, provided, however, that any dividends or other distributions that may be declared after the Effective Time with respect to the number of post-reverse split shares of Common Stock represented by that certificate will be withheld by the Corporation until that certificate has been properly presented for exchange, at which time all such withheld dividends that have not yet been paid to a public official pursuant to relevant abandoned property or escheat laws will be paid to the holder thereof or the holder’s designee, without interest.”

IN WITNESS WHEREOF, Stereotaxis, Inc. has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by Karen Witte Duros, its Senior Vice President, General Counsel & Secretary, this 10th day of July, 2012.

Stereotaxis, Inc.

By: /s/ Karen Witte Duros Karen Witte Duros Senior Vice President, General Counsel & Secretary